Ex. 99.28(d)(5)(xii)

Amendment

to Amended and Restated

Investment Sub-Advisory Agreement Between

Jackson National Asset Management, LLC

And BlackRock Investment Management, LLC

This Amendment is made by and between Jackson National Asset Management, LLC, a Michigan limited liability company and registered investment adviser (the “Adviser”), and BlackRock Investment Management, LLC, a Delaware limited liability company and registered investment adviser (the “Sub-Adviser”).

Whereas, the Adviser and the Sub-Adviser (the “Parties”) entered into an Amended and Restated Investment Sub-Advisory Agreement effective as of the 1st day of July, 2013, as amended (the “Agreement”), whereby the Adviser appointed the Sub-Adviser to provide certain sub-investment advisory services to certain investment portfolios (the “Funds”) of JNL Series Trust (the “Trust”), as listed on Schedule A of the Agreement.

Whereas, pursuant to the Agreement, the Adviser agreed to pay the Sub-Adviser for the services provided and the expenses assumed by the Sub-Adviser a sub-advisory fee as set forth on Schedule B of the Agreement, and the Sub-Adviser agreed to accept such sub-advisory fee as full compensation under the Agreement for such services and expenses.

Whereas, the Board of Trustees of the Trust approved: i) the dissolution of the JNL/BlackRock Global Allocation Fund Ltd., effective April 29, 2019; ii) the JNL/BlackRock Advantage International Fund as a new fund of the Trust, effective June 24, 2019; and ii) the Sub-Adviser to provide sub-investment advisory services to the JNL/BlackRock Advantage International Fund, effective June 24, 2019.

Whereas, the Parties have agreed to amend the Agreement to: i) update Section 3. “Management,” Section 8. “Compensation,” and Schedule A to remove the references to and language pertaining to JNL/BlackRock Global Allocation Fund Ltd., effective April 29, 2019; and ii) add the JNL/BlackRock Advantage International Fund and its sub-advisory fee, effective June 24, 2019.

Now Therefore, in consideration of the mutual covenants herein contained, the Parties hereby agree to amend the Agreement as follows:

1)	The first paragraph under Section 3. “Management,” shall be deleted and replaced, in its entirety, with the following:

Management. Subject always to the supervision of the Adviser, who in turn is subject to the supervision of the Trust’s Board of Trustees, Sub-Adviser will furnish an investment program in respect of, and make investment decisions for, all assets of the Funds and place all orders for the purchase and sale of securities, commodities, and derivatives thereon, foreign or domestic securities or other property (including commodities and commodities-related instruments, financial and other futures, and options of any type) (hereinafter collectively, “securities”), all on behalf of the Funds. With respect to any investments, including but not limited to repurchase and reverse repurchase agreements, derivatives contracts, futures contracts, International Swaps and Derivatives Association, Inc. (“ISDA”) Master Agreements, and options on futures contracts (“futures”), which Sub-Adviser is hereby authorized to make so long as such investments are consistent with the investment objectives and strategies of the Funds, as outlined in the Registration Statement for the Trust, the Adviser hereby authorizes and directs the Sub-Adviser to do and perform every act and thing whatsoever necessary or incidental in performing its duties and obligations under this Agreement including, but not limited to, executing as agent, on behalf of each Fund of the Trust, brokerage agreements and other documents to establish, operate and conduct all brokerage or other trading accounts, and executing as agent, on behalf of each Fund of the Trust, such agreements and other documentation as may be required for the purchase or sale, assignment, transfer and ownership of any permitted investment, including limited partnership agreements, repurchase and derivative master agreements, including any schedules and annexes to such agreements, releases, consents, elections and confirmations.  The Adviser acknowledges and understands that it will be bound by any such trading accounts established, and agreements and other documentation executed, by the Sub-Adviser for such investment purposes. In the performance of its duties, Sub-Adviser will satisfy its fiduciary duties to the Funds (as set forth below), and will monitor each Fund’s investments, and will comply with the provisions of the Trust’s Declaration of Trust and By-Laws, as amended from time to time, and the stated investment objectives, policies and restrictions of each Fund, which may be amended from time to time. Sub-Adviser and Adviser will each make its officers and employees available to the other from time to time at reasonable times to review investment policies of the Fund and to consult with each other regarding the investment affairs of the Fund. Sub-Adviser will report to the Board of Trustees and to Adviser with respect to the implementation of such program. Sub-Adviser, solely with respect to the assets of each Fund which are under its management pursuant to this Agreement, and based on information obtained from the Fund’s administrator, custodian and other service providers, shall take reasonable steps to comply with the diversification provisions of Section 851 and Section 817(h) of the Internal Revenue Code of 1986, as amended (“IRC”), and its accompanying Regulation, Treas. Reg. Section 1.817-5, applicable to each Fund and, with respect to the latter, insurance company separate accounts that invest therein.

2)	Section 8. “Compensation,” shall be deleted and replaced, in its entirety, with the following:

Compensation. For the services provided and the expenses assumed pursuant to this Agreement, Adviser will pay the Sub-Adviser, and the Sub-Adviser agrees to accept as full compensation therefore, a sub-advisory fee accrued daily and payable monthly on the average daily net assets in each Fund, in accordance with Schedule B hereto.

3)	Schedule A to the Agreement is hereby deleted and replaced in its entirety with Schedule A dated June 24, 2019, attached hereto.

4)	Schedule B to the Agreement is hereby deleted and replaced in its entirety with Schedule B dated June 24, 2019, attached hereto.

5)	Except as specifically amended hereby, the Agreement shall remain in full force and effect in accordance with its terms.

6)	Each of the Parties represents and warrants to the others that it has full authority to enter into this Amendment, upon the terms and conditions hereof, and that the individual executing this Amendment is duly authorized to bind the respective party to this Amendment.

7)	This Amendment may be executed in one or more counterparts, which together shall constitute one document.

In Witness Whereof, the Parties have caused this Amendment to be executed, effective as of April 29, 2019 and June 24, 2019, respectively, for the changes outlined above.

Jackson National Asset Management, LLC		BlackRock Investment Management, LLC

By:	/s/ Mark D. Nerud	By:	/s/ Michael J. Ferraro
Name:	Mark D. Nerud	Name:	Michael J. Ferraro
Title:	President and CEO	Title:	Managing Director

Schedule A

Dated June 24, 2019

Funds
JNL/BlackRock Advantage International Fund
JNL/BlackRock Global Allocation Fund
JNL/BlackRock Large Cap Select Growth Fund

A-1

Schedule B

Dated June 24, 2019

(Compensation)

JNL/BlackRock Advantage International Fund
Average Daily Net Assets	Annual Rate
$0 to $500 Million	0.35%
Amounts over $500 Million	0.30%

JNL/BlackRock Global Allocation Fund
Average Daily Net Assets	Annual Rate
$0 to $500 Million	0.42%
$500 Million to $1.5 Billion	0.40%
$1.5 Billion to $2.5 Billion	0.375%
$2.5 Billion to $4 Billion	0.340%
Amounts over $4 Billion	0.310%

JNL/BlackRock Large Cap Select Growth Fund
Average Daily Net Assets	Annual Rate
$0 to $1.5 Billion	0.25%
$1.5 Billion to $2.5 Billion	0.21%
Amounts over $2.5 Billion	0.19%

B-1